UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Petros Plan

—

Rio de Janeiro, May 5, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on March 10, related to the New Deficit Equation Plan (New Plan) of the Renegotiated and Non-Renegotiated Petrobras System Petros plans (PPSP-R and PPSP-NR), informs that obtained the approval by the Secretariat for Coordination and Governance of State-Owned Companies (SEST) and by the National Superintendence of Supplementary Pension Plans (PREVIC).

The operationalization of the New Plan will take place from June 2020 and Petrobras' liability amount will be paid by extraordinary contributions throughout the life of the plans, estimated in R$ 13.6 billion. Additionally, the initial payment of the cash contribution related to the peculium benefit, in the amount of R$ 2.02 billion, will be postponed and paid in installments, according to the SEST rules and in accordance with the new actions to strengthen Petrobras resilience, with a view to preserving the company's cash at this time. As determined by SEST, the Conduct Adjustment Term (TAC) that will consolidate the terms defined in the New Plan is in final process at PREVIC.

The new model is a milestone in the history of these plans, by reducing the financial impact of the extraordinary contributions of most of the participants and beneficiaries, as well as the improvement of the regulations of the plans, which will allow the review of normal contributions.

Together with the approval, SEST and PREVIC requested some adjustments to the New Plan regulations that will be implemented within 360 days.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer